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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------
                                 Schedule TO/A
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                AMENDMENT NO. 3

                               ----------------
                          HOOKER FURNITURE CORPORATION
                       (Name of Subject Company (issuer))

   HOOKER FURNITURE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN TRUST (OFFEROR) (Name of Filing Person (identifying status as offeror, issuer or other person))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  439038 10 0
                     (CUSIP Number of Class of Securities)

                               ----------------
                               Norman P. Goldberg
                  U.S. Trust Company, N.A., as Trustee for the
        Hooker Furniture Corporation Employee Stock Ownership Plan Trust
                           600 Fourteenth Street, NW
                                   Suite 400
                              Washington, DC 20005
                              Phone: 202-585-4170
            (Name, address and telephone number of person authorized
                to receive notices on behalf of filing persons)

                               ----------------
                                    Copy to:

        Lawrence A. Goldberg                         Karl M. Strait
     Ludwig, Goldberg & Krenzel                     McGuireWoods LLP
        50 California Street                        One James Center
             36th Floor                           901 East Cary Street
       San Francisco, CA 94111                     Richmond, VA 23219
         Phone: 415-788-7200                       Phone: 804-775-1133

                           Calculation of Filing Fee

      Transaction Value*                                  Amount of Filing Fee
------------------------------------------------------------------------------
         $22,500,000                                            $4,500

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of up to 1,800,000 shares of Hooker Furniture Corporation common stock, no par value per share, at the tender offer price of $12.50 per share.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,500
Form or Registration No.: Schedule TO (File No. 5-58359)
Filing Party: Hooker Furniture Corporation Employee Stock Ownership Plan Trust Date Filed: August 9, 2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer,

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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   This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO, as previously amended and supplemented, originally filed with the Securities and Exchange Commission on August 9, 2000 by the Hooker Furniture Corporation Employee Stock Ownership Plan Trust (the "ESOP Trust"). The Schedule TO relates to the tender offer by the ESOP Trust to purchase up to 1,800,000 shares of Hooker Furniture Corporation's common stock, no par value per share, at a price of $12.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 9, 2000, as amended and supplemented by Supplement No. 1 thereto, dated August 24, 2000, and in the related letter of transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. This Amendment No. 3 to the Schedule TO is intended to satisfy the reporting requirements of Rule 14(d)-3(b)(2) of the Securities Exchange Act of 1934, as amended. Copies of the offer to purchase, Supplement No. 1 and the related letter of transmittal were previously filed with this Schedule TO as Exhibits
(a)(1)(A), (a)(1)(H) and (a)(1)(B), respectively.

   The information in the offer to purchase, Supplement No. 1 and the related letter of transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

   On September 14, 2000, Hooker Furniture Corporation issued a press release announcing the final results of the tender offer by the ESOP Trust, which expired on September 8, 2000. The press release is included herein as Exhibit
(a)(5)(D) and incorporated herein by reference.

Item 12. Exhibits.

 (a)(5)(D) Press Release, dated September 14, 2000

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Signature.

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Hooker Furniture Corporation
                                          Employee Stock Ownership Plan Trust
                                          By: U.S. Trust Company, N.A., as
                                           Trustee

                                                    /s/ Lisa C. Pendley
                                          By: _________________________________
                                            Name: Lisa C. Pendley
                                            Title: Vice President

                                          Dated: September 14, 2000

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

                                 Exhibit Index

 (a)(1)(A)  Offer to Purchase, dated August 9, 2000*
 (a)(1)(B)  Letter of Transmittal*
 (a)(1)(C)  Notice of Guaranteed Delivery*
 (a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated August 9, 2000*
 (a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees*
 (a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9*
 (a)(1)(G)  Summary Advertisement, dated August 9, 2000*
 (a)(1)(H)  Supplement No. 1 to Offer to Purchase, dated August 24, 2000**
 (a)(2)-(4) Not applicable
 (a)(5)(A)  Press Release, dated August 9, 2000*
 (a)(5)(B)  Letter to Shareholders from the Chairman and Chief Executive
            Officer of Hooker Furniture Corporation, dated August 9, 2000*
 (a)(5)(C)  Press Release, dated September 11, 2000***
 (a)(5)(D)  Press Release, dated September 14, 2000
 (b)(1)     Form of Credit Agreement for ESOP Term Loan*
 (b)(2)     Commitment Letter, dated June 26, 2000, from SunTrust Bank, N.A.*
 (b)(3)     Forms of Bank Term Loan Documents*
 (d)(1)     Hooker Furniture Corporation Employee Stock Ownership Plan,
            Amendment and Restatement, effective as of January 1, 2000*
 (d)(2)     Trust Agreement for the Hooker Furniture Corporation Employee Stock
            Ownership Plan, effective as of August 1, 2000*
 (g)        Not applicable
 (h)        Not applicable

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*   Previously filed on Schedule TO.
**  Previously filed on Amendment No. 1 to Schedule TO.
*** Previously filed on Amendment No. 2 to Schedule TO.

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